

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

James S. Grant
Chief Financial Officer
Covenant Logistics Group Inc.
400 Birmingham Hwy.
Chattanooga, Tennessee 37419

      Re: Covenant Logistics Group Inc.
            Form 10-K for the Year Ended December 31, 2024
            Filed February 28, 2025
            File No. 001-42192

Dear James S. Grant:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation